UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2017

__________________

Commission File Number: 001-15152

SYNGENTA AG

(Translation of registrant’s name into English)

Schwarzwaldallee 215

4058 Basel

Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Re:             SYNGENTA AG

Disclosure: “2017 Half Year Results”

Herewith we furnish a press release related to Syngenta AG. The full text of the press release is the following:

# # #

Syngenta International AG		Media contacts:		Analyst/Investor contacts:

Media Office		Leandro Conti		Jennifer Gough
CH-4002 Basel		Switzerland	+41 61 323 2323	Switzerland	+41 61 323 5059
Switzerland				USA	+1 202 737 6521
Tel:	+41 61 323 2323
Fax:	+41 61 323 2424	Paul Minehart
		USA	+1 202 737 8913
www.syngenta.com		media.relations@syngenta.com

Basel, Switzerland, July 26, 2017

2017 Half Year Results

Innovation and productivity savings partially offset weak market conditions

•	Sales $6.9 billion: 2 percent lower compared with H1 2016

•	Sales of new products up 33 percent[1] compared with H1 2016

•	EBITDA $1.7 billion: margin 24.2 percent (H1 2016: 24.9%)

•	Productivity savings on track

	Reported Financial Highlights
	1st Half 2017 $m	1st Half 2016 $m	Actual %	CER[1] %
Sales	6,920	7,094	-2	-2
Net income	928	1,064	-13

EBITDA	1,675	1,767	-5	-9
Earnings per share[2]	12.32	12.69	-3

____________________

1 At constant exchange rates

2 Excluding restructuring and impairment; EPS on a fully diluted basis

Syngenta – July 26, 2017 / Page 1 of 4

Erik Fyrwald, Chief Executive Officer, said:

“The first half of the year marked a historic moment in Syngenta’s history with the closing of the transaction with ChemChina. With the support of ChemChina, we are fully focused on our objectives of strengthening our leadership in Crop Protection and of becoming a strong number three in Seeds. We are ready to drive the determined execution of our new strategies for these businesses and have put in place a simplified organization aligned to best meeting the needs of our customers.

In the first half of 2017, despite adverse weather and low commodity prices, our sales in Europe, Africa and the Middle East and in North America were unchanged at constant exchange rates, with new products continuing to make a significant contribution. Our Latin America sales declined significantly again as the industry faces low commodity prices, and there are high channel inventories in Brazil. We continue to drive productivity and efficiency savings, partially offsetting the impact of the difficult market conditions on our profitability.

Looking ahead, we will be focused on profitable market share growth and on our ambition – to be the most collaborative and trusted team in agriculture, providing seeds and crop protection innovations to enhance the prosperity of farmers, wherever they are. In the first half of 2017, our innovations in Crop Protection enabled us to partially offset the impact of weak market conditions. Innovation is also a key driver for our Seeds business, and I am delighted that we recently received import approval in China for the Agrisure Duracade® trait. Obtaining the regulatory approval opens up new opportunities for our corn seed portfolio, giving US growers access to exciting new hybrids as well as the latest in corn rootworm technology.”

Financial highlights 1st Half 2017

Sales $6.9 billion

Sales were 2 percent lower at constant exchange rates, with volume down 1 percent and prices down 1 percent. The impact of currency on the top line was neutral. Seeds sales of $1.6 billion were 5 percent higher at constant exchange rates; Crop Protection sales were 5 percent lower at $5.0 billion. Sales of Controls and Flowers totaled $0.3 billion.

EBITDA $1.7 billion

EBITDA was 5 percent lower. The EBITDA margin was 24.2 percent (H1 2016: 24.9 percent) reflecting lower volumes and prices.

Net financial expense and taxation.

Net financial expense was $77 million (H1 2016: $130 million) with the decrease due to lower hedging costs. The tax rate before restructuring was 15 percent (H1 2016: 15 percent).

Net income

Net income including restructuring and impairment was $928 million (H1 2016: $1.1 billion). Restructuring and impairment charges increased to $210 million (H1 2016: $102 million), reflecting higher charges relating to the cash settlement of employee share plans and impairment losses associated with the divestment of a seeds crop. Earnings per share, excluding restructuring and impairment, were $12.32 (H1 2016: $12.69) on a fully diluted basis.

Syngenta – July 26, 2017 / Page 2 of 4

Cash flow and balance sheet

Free cash flow before acquisitions was $21 million (H1 2016: $335 million) and is after one-off payments of $276 million for the cash settlement of employee share plans following the ChemChina transaction. This is only the second time since 2011 that free cash flow has been positive in the first half, reflecting ongoing working capital control. Average trade working capital as a percentage of sales was 47 percent (H1 2016: 47 percent).

Fixed capital expenditure including intangibles was $194 million, $27 million lower than H1 2016.

Dividend

A special dividend of CHF 5.00 per share was paid on May 16, representing a total payout of $470 million.

Business highlights 1st Half 2017

	Half Year		Growth		2nd Quarter		Growth
	2017 $m	2016 $m	Actual %	CER %	2017 $m	2016 $m	Actual %	CER %
Europe, Africa, Middle East	2,679	2,692	-1	-	939	945	-1	+1
North America	2,119	2,115	-	-	1,173	1,129	+4	+5
Latin America	875	1,041	-16	-18	482	642	-25	-27
Asia Pacific	903	910	-1	-1	455	480	-5	-4
Total regional sales	6,576	6,758	-3	-3	3,049	3,196	-5	-4
Controls	233	223	+5	+4	116	111	+5	+6
Flowers	111	113	-2	+1	45	45	-1	+3
Group sales	6,920	7,094	-2	-2	3,210	3,352	-4	-4

Regional sales performance

•	Sales $6.6 billion, 3 percent lower at constant exchange rates

-	volume -1%, price -2%

•	EBITDA $1.6 billion (H1 2016: $1.7 billion)

•	EBITDA margin 24.1% (H1 2016: 25.0%)

Sales in Europe, Africa and the Middle East were unchanged at constant exchange rates despite cold weather and low disease pressure, which contributed to a late start to the season in Northern and Central Europe. The impact of these conditions on Crop Protection volumes was partially offset by the successful launches of SOLATENOL™ in France and other European countries.

In North America sales were unchanged after a strong second quarter which was mainly driven by corn trait royalty income and growth in soybean seed sales. Fungicides also performed well across the region, reflecting the ongoing success of TRIVAPRO™, based on SOLATENOL™.

Syngenta – July 26, 2017 / Page 3 of 4

In Latin America sales declined by 18 percent. High channel stock levels in Brazil reduced the demand for crop protection products. Seedcare sales continued to expand driven by CRUISER® and the successful launch of FORTENZA®.

In Asia Pacific sales were one 1 percent lower. The decline in the second quarter was largely due to a change in sales taxes in India, which shifted sales into the third quarter, and dry conditions in Australia. ASEAN performed strongly, benefiting from a good performance in fungicides, notably AMISTAR® and SCORE®.

Syngenta is a leading agriculture company helping to improve global food security by enabling millions of farmers to make better use of available resources. Through world class science and innovative crop solutions, our 28,000 people in over 90 countries are working to transform how crops are grown. We are committed to rescuing land from degradation, enhancing biodiversity and revitalizing rural communities. To learn more visit www.syngenta.com and www.goodgrowthplan.com. Follow us on Twitter® at www.twitter.com/Syngenta

Disclaimer

This press release is not an offer to purchase or a solicitation of an offer to sell any securities.

Cautionary statement regarding forward-looking statements

Some of the statements contained in this press release are forward-looking statements. These statements are based on current expectations, assumptions, estimates and projections, and involve known and unknown risks, uncertainties and other factors that may cause results, levels of activity, performance or achievements to be materially different from any forward-looking statements. These statements are generally identified by words or phrases such as "believe", "anticipate", "expect", "intend", "plan", "will", "may", "should", "estimate", "predict", "potential", "continue" or the negative of such terms or other similar expressions. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results and the timing of events may differ materially from the results and/or timing discussed in the forward-looking statements, and you should not place undue reliance on these statements. Syngenta disclaims any intent or obligation to update any forward-looking statements as a result of developments occurring after the period covered by this press release or otherwise

Syngenta – July 26, 2017 / Page 4 of 4

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
SYNGENTA AG

Date:	July 26, 2017	By:	/s/ Brigitte Benz
			Name:	Brigitte Benz
			Title:	Head Shareholder Services & Group Administration

		By:	/s/ Daniel Michaelis
			Name:	Daniel Michaelis
			Title:	Senior Legal Counsel